SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 11-K

   |X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
   ---        OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

                   For the fiscal year ended December 31, 1996

           _______ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

             For the transition period from _________ to _________.

                         Commission file number: 1-5837

                       THE MECHANICAL UNIONS SAVINGS TRUST
                              (Exact name of plan)

                             135 Morrissey Boulevard
                                  P.O. Box 2378
                              Boston, MA 02107-2378
                                (Address of plan)

                           THE NEW YORK TIMES COMPANY
                             (Exact name of issuer)

                              229 West 43rd Street
                               New York, NY 10036
                (Address of issuer's principal executive office)

The following financial statements are included in this Report:

Report of independent public accountants, including:

            A statement of net assets available for plan benefits as of December 31, 1996, and December 31, 1995.

            Statement of changes in net assets available for plan benefits for each of the years ending December 31, 1996, and 1995.

            Notes to financial statements.

            Schedule I - Supplemental schedule of investments as of December 31, 1996.

            Schedule II - Supplemental schedule of reportable transactions for the year ended December 31, 1996.

            Schedule III - Supplemental schedule of changes in net assets by account for the year ended December 31, 1996.

Signatures

      The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                MECHANICAL UNIONS SAVINGS TRUST


                                                By /s/ Marilyn A. Kelly
                                                   ------------------------
                                                    Marilyn A. Kelly
                                                    Administrative Trustee

Dated: June 25, 1997

                         MECHANICAL UNIONS SAVINGS TRUST

                           FINANCIAL STATEMENTS AS OF
                           DECEMBER 31, 1996 AND 1995
                         TOGETHER WITH AUDITOR'S REPORT

                                TABLE OF CONTENTS

Accountant's Report ..................................................... Page 1

Statements of Net Assets Available for Plan Benefits ....................      2

Statements of Changes in Net Assets Available for
  Plan Benefits .........................................................      3

Notes to Financial Statements ...........................................  4 - 7

Schedule I - Supplemental Schedule of Investments .......................      8

Schedule II - Supplemental Schedule of Reportable
  Transactions ..........................................................      9

Schedule III - Supplemental Schedule of Changes in Net
  Assets by Account .....................................................     10

                                JAMES J. GARRITY
                           CERTIFIED PUBLIC ACCOUNTANT
                                  P.O. BOX 448
                               733 NEPONSET STREET
                          NORWOOD, MASSACHUSETTS 02062
                         (617) 769-5522 o (FAX) 769-4061

                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

To the Administrative Trustees of the
Mechanical Unions Savings Trust:

I have audited the accompanying Statements of Net Assets Available for Plan Benefits of the Mechanical Unions Savings Trust (the Plan) as of December 31, 1996 and 1995, and the related Statements of Changes in Net Assets Available for Plan Benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's trustees. My responsibility is to express an opinion on these financial statements and schedules based on my audits.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the trustees, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the 1996 financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996, and the changes in net assets available for plan benefits for the year then ended, in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of investments, reportable transactions and changes in net assets by account, as listed in the accompanying index, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in my audits of the basic financial statements and, in my opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

      /s/ James J. Garrity CPA

Norwood, Massachusetts
June 23, 1997

                         MECHANICAL UNIONS SAVINGS TRUST

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           December 31, 1996 and 1995



                                                           1996          1995
                                                           ----          ----
ASSETS:
  Investments, at contract or market
    value
      Fixed Interest Fund                             $ 9,378,965    $10,058,189
      Growth Stock Fund                                 7,035,832      5,534,488
      Diversified Bond Fund                               426,626        338,356
      Money Market Fund                                   928,250        855,036
      Indexed Stock Fund                                3,181,655      2,096,844
      Government Securities Fund                          399,022        446,703
      Balanced Fund                                     2,156,317      1,617,794
      New York Times Stock Fund                           447,300        456,763
      Aggressive Growth Fund                              981,166           --
      Select International Equity Fund                    350,675           --
      Fidelity Advisor Equity Growth Fund               1,300,954           --
      Other Investment Funds                                  800          1,581
                                                      -----------    -----------
NET ASSETS AVAILABLE FOR PLAN
  BENEFITS                                            $26,587,562    $21,405,754
                                                      ===========    ===========

                     The accompanying notes are an integral
                       part of these financial statements.

                         MECHANICAL UNIONS SAVINGS TRUST

                  STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
                                FOR PLAN BENEFITS

                        For the years ended December 31,

                                                        1996           1995
                                                        ----           ----
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  beginning of year                                $ 21,405,754    $ 15,944,068

ADD (DEDUCT):
  Participant contributions, net of refunds           3,601,500       3,448,650
  Employer Contributions                                125,000            --
  Employee rollovers, net                                32,844          76,909
  Investment income                                     647,920         636,920
  Net realized/unrealized gains (losses)              2,323,278       2,169,001
  Contractual and professional fees                (     45,995)   (     43,561)
  Benefits paid                                    (    704,077)   (    364,061)
  In-service withdrawal                            (    290,844)   (    246,925)
  Hardship withdrawal                              (    307,386)   (    215,247)
  Transfers                                        (    200,432)           --
                                                   ------------    ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  end of year                                      $ 26,587,562    $ 21,405,754
                                                   ============    ============

                     The accompanying notes are an integral
                       part of these financial statements.

                         MECHANICAL UNIONS SAVINGS TRUST

                          NOTES TO FINANCIAL STATEMENTS

                                December 31, 1996

NOTE A - DESCRIPTION OF THE PLAN

The Mechanical Unions Savings Trust (the Plan) is a defined contribution plan established under the collective bargaining agreement between the Globe Newspaper Company, Wilson Tisdale Company (the Company) and nine Mechanical Unions. The Plan became effective on January 1, 1989, was last amended October 1, 1993 and is available to all employees of the participating unions who meet the eligibility requirements. It is intended that the Plan qualify under Section 401(k) of the Internal Revenue Code.

The pension committee, comprised of the plan trustees, serves as the plan administrator. Three union representatives and three representatives of the Company make up the plan trustees.

The Plan's assets are held by Allmerica Financial and are invested under a group annuity contract.

All expenses incurred in the administration of the Plan are paid by the participants.

Eligibility

To be eligible to participate in the Plan, an employee must be at least 21 years of age and a member of one of the nine Mechanical Unions participating in the Plan, and must have worked at least 1,000 hours during the previous 12-month period.

Contributions

Participants may elect to contribute up to 20% of their total compensation per plan year. Employee contributions under the Plan are tax-deferred and subject to certain limitations, as defined under the plan agreement.

Investments

Plan participants may direct the investment of their account balances in any of the following eleven investment options:

1.    Fixed Interest Fund

      This fund invests primarily in investment grade fixed-income securities with emphasis on public bonds, private placements and commercial mortgages. It is managed by Allmerica Asset Management, Inc. The fund's primary objective is to guarantee a specific rate of interest while also guaranteeing contributions against investment loss. Amounts invested in this fund are allocated to First Allmerica's General Account. The General Account is an investment

                         MECHANICAL UNIONS SAVINGS TRUST

                                December 31, 1996

NOTE A - DESCRIPTION OF THE PLAN - (Continued)

1.    Fixed Interest Fund (Continued)

      account established and maintained for all assets of First Allmerica Financial Life Insurance Company not specifically directed to other investment funds, and, as such, is subject to the general creditors of First Allmerica Financial Life Insurance Company.

2.    Growth Stock Fund

      This fund invests primarily in common stocks and other equity-type investments, and is managed by Miller, Anderson & Sherrerd. The fund's primary objective is to produce above-average performance results relative to the broad stock market averages. Neither the principal nor investment earnings are guaranteed under this fund.

3.    Diversified Bond Fund

      This fund invests primarily in publicly traded, fixed-income securities such as bonds, notes and debentures. It is managed by Allmerica Asset Management, Inc. The fund's primary objective is to maximize total return. Neither the principal nor investment earnings are guaranteed under this fund.

4.    Money Market Fund

      This fund invests primarily in money market instruments that mature in less than one year, including but not limited to government securities, certificates of deposit, bankers acceptances and commercial paper. It is managed by Allmerica Asset Management, Inc. The fund's primary objective is to obtain the most current income possible while preserving principal and allowing you access to funds. Neither the principal nor investment earnings are guaranteed under this fund.

5.    Indexed Stock Fund

      This fund's primary objective is to match the total return of the Standard & Poor's 500 Composite Stock Price Index as closely as possible by investing in more than three-quarters of the Index's stocks. (The "Standard and Poor's 500 Composite Stock Price Index" is a registered trademark of Standard & Poor's Corporation, which neither sponsors nor is affiliated with this fund.) This fund is managed by Allmerica Asset Management, Inc. Neither the principal nor investment earnings are guaranteed under this fund.

6.    Government Securities Fund

      This fund invests primarily in debt securities issued or guaranteed by the U.S. government or its agencies, and is managed by Allmerica Asset Management, Inc. The fund's primary objective is to maximize income. Neither the principal nor investment earnings are guaranteed under this fund.

                         MECHANICAL UNIONS SAVINGS TRUST

                                December 31, 1996

NOTE A - DESCRIPTION OF THE PLAN - (Continued)

7.    Balanced Fund

      This fund invests primarily in traditional stocks, bonds and cash equivalents, and is managed by Standish, Ayer & Wood. The fund's primary objective is to provide a balanced investment comprised of well-diversified portfolio of stocks and bonds that will produce both capital growth and current income. Neither the principal nor investment earnings are guaranteed under this fund.

8.    New York Times Stock Fund

      Under this option, your account is invested in common stock of the New York Times Company, as offered in Allmerica's Separate Investment Accounts. Minimum share blocks of 100 are purchased by the Account for their fair market value with any other amounts invested in cash or cash equivalents. As a stockholder, you are investing in the Company. Neither the principal nor any investment earnings are guaranteed under this option. This investment account accepted no new contributions after October 1, 1993.

9.    Aggressive Growth Fund

      This fund invests primarily in common stock and other equity-type investments, and is managed by Nicholas-Applegate Capital Management. The fund's primary objective is to provide strong investment returns by investing in small to medium-sized emerging growth companies. Neither the principal nor investment earnings are guaranteed under this fund.

10.   Select International Equity Fund

      This fund invests primarily in common stocks and other equity-type investments of established non-U.S. companies, and is managed by Bank of Ireland Asset Management. The fund's objective is to seek strong returns in companies expected to benefit from global economic trends. Neither the principal nor investment earnings are guaranteed under this fund.

11.   Fidelity Advisor Equity Growth Fund

      This fund invests primarily in common stocks and other equity-type investments of companies with above average growth characteristics, and is managed by Fidelity Investments. The fund's objective is to seek companies with above average growth characteristics such as sales and earnings. Neither the principal nor investment earnings are guaranteed under this fund.

                         MECHANICAL UNIONS SAVINGS TRUST

                                December 31, 1996

NOTE A - DESCRIPTION OF THE PLAN - (Continued)

Vesting

Participants are 100% vested in their contributions and any earnings on their investment account balances.

In-Service Withdrawals

A participant may withdraw his contributions prior to age 59-1/2 solely in the event of financial hardship. Determinations of financial hardship shall be made by the plan administrator based on the criteria listed in the plan agreement (conforming with Internal Revenue Service regulations). If a hardship withdrawal is taken the participant will be suspended from making salary savings contributions to this or any other plan maintained by his employer for one year. After age 59 1/2, even if still employed, a participant may request a withdrawal for any reason. Contributions to the plan are not required to be suspended in this situation.

Termination of Employment

If a participant terminates employment due to death, disability or retirement (as defined in the plan agreement), the account becomes 100% distributable. Distribution is made in a lump-sum payment equal to the value of the participant's account.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING ISSUES

Classification Change

A participant may transfer his account balance to another plan sponsored by the Company if, upon a job classification change, the participant is no longer an eligible employee of the plan.

Basis of Accounting

The accompanying financial statements are prepared using the accrual basis of accounting. All investments are stated at market value or cost plus carrying value (contract value) for the Guaranteed Investment Account. Contract value at December 31, 1996 and 1995 approximates market value.

Federal Income Taxes

The Plan obtained its latest determination letter on January 8, 1993, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code, and is, therefore, exempt from federal income taxes.

                         MECHANICAL UNIONS SAVINGS TRUST

                      SUPPLEMENTAL SCHEDULE OF INVESTMENTS

                             as of December 31, 1996

GUARANTEED ACCUMULATION FUNDS

                                                                      Contract/
                                                                       Market
                                                        Cost            Value
                                                     ----------       ----------
Allmerica Financial:
  Fixed Interest Fund-
    #G01-004, 7.15%, due 12/31/96                    $1,690,145       $1,690,145
    #G01-007, 4.51%, due 12/31/97                       636,475          636,475
    #G02-001, 9.00%, due 12/31/96                     2,026,570        2,026,570
    #G05-001, 6.45%, due  6/30/98                     1,222,753        1,222,753
    #G05-003, 7.65%, due  6/30/00                     1,427,593        1,427,593
    #G05-004, 5.95%, due  6/30/99                       795,856          795,856
    #G05-005, 5.35%, due 12/31/99                       849,643          849,643
    #G05-006, 5.65%, due 06/30/99                       729,930          729,930
                                                     ----------       ----------
      Total guaranteed accumulation
        funds                                        $9,378,965       $9,378,965
                                                     ----------       ----------

INVESTMENT ACCOUNTS
                                                          Units
                                                          -----
Allmerica Financial:
  Growth Stock Fund                                        6,560      $7,035,832
  Diversified Bond Fund                                      540         426,626
  Money Market Fund                                        2,812         928,250
  Indexed Stock Fund                                       8,240       3,181,655
  Government Securities Fund                               2,899         399,022
  Balanced Fund                                           12,388       2,156,317
  Aggressive Growth Fund                                   6,327         981,166
  Select International Equity Fund                         2,519         350,675
  Fidelity Advisor Equity Growth Fund                      8,614       1,300,954
  Other Investment Funds                                      28             800
  New York Times Stock Fund                               19,063         447,300
                                                                     -----------
      Total investment accounts                                      $17,208,597
                                                                     -----------

      Total investments                                              $26,587,562
                                                                     ===========

                     The accompanying notes are an integral
                       part of these financial statements.

                                                                     SCHEDULE II

                         MECHANICAL UNIONS SAVINGS TRUST

                 SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS

                      For the year ended December 31, 1996

                         Description of       Total Cost      Total Sales
Description of Assets     Transactions       of Purchases       Proceeds
---------------------    --------------     ------------      ----------

Fixed Interest Fund (1)
  Various: 3.89% - 9.0%    789 purchases     $ 8,104,175
                         1,489 sales                          $ 8,945,577

Growth Stock Fund (1)      232 purchases of
                       153,739 units         $ 1,493,001
                            53 sales of
                        32,202 units                          $   317,567

Indexed Stock Fund         236 purchases of
                       331,007 units         $ 1,148,441
                            22 sales of
                        26,295 units                          $    89,387

Aggressive Growth Fund     346 purchases of
                        83,262 units         $ 1,229,206
                            23 sales of
                        18,455 units                          $   274,136

Fidelity Advisor Equity
  Fund                     410 purchases of
                        92,902 units         $ 1,279,321
                            12 sales of
                         2,895 units                          $    41,834

New York Times (2)           0 purchases     $      --
                            36 sales of
                         6,039 units                          $   110,882

(1) Represents transactions or a series of transactions in securities of the same issue in excess of 5% of the current value of plan assets at the beginning of the year.

(2)   Represents transactions with a party in interest.

                         MECHANICAL UNIONS SAVINGS TRUST

            SUPPLEMENTAL SCHEDULE OF CHANGES IN NET ASSETS BY ACCOUNT

                      For the year ended December 31, 1996

                                        Fixed          Growth                   Money       Indexed     Agressive  International
                                       Interest        Stock     Diversified    Market       Stock        Growth      Equity
                                         Fund           Fund      Bond Fund     Fund          Fund         Fund        Fund
                                         ----           ----      ---------     ----          ----         ----        ----
BALANCE,
  beginning of year                   $10,058,189    $5,534,488    $338,356    $855,036    $2,096,844        $430        $305

ADD (DEDUCT):
  Transfers, net                       (1,235,284)     (303,789)        448    (123,270)       56,770     740,399     185,485

  Participants contributions              683,335       966,178      83,651     111,256       555,375     209,051     123,683

  Employer contributions                        0             0           0     125,000             0           0           0

  Employee rollovers, net                  10,000        10,540           0           0         9,731       1,286       1,286

  Investment income                       647,340           238          13          28           105          35          11

  Net realized/unrealized gain                  0     1,115,007      11,674      40,168       520,219      49,582      40,371

  Contractual and professional fees       (18,978)      (12,620)       (827)     (1,352)       (4,331)     (1,232)       (394)

  Benefits paid                          (444,001)     (121,320)          0     (61,726)      (29,838)          0           0

  In-service withdrawal                  (257,520)       (8,410)       (854)    (10,289)         (367)          0           0

  Hardship withdrawal                     (64,116)     (144,480)     (5,835)     (6,601)      (22,853)    (18,385)        (72)
                                      -----------    ----------    --------    --------    ----------    --------    --------
BALANCE, end of year                  $ 9,378,965    $7,035,832    $426,626    $928,250    $3,181,655    $981,166    $350,675
                                      ===========    ==========    ========    ========    ==========    ========    ========

                                      Fidelity   Government                  Other     New York
                                       Growth    Securities    Balanced    Investment   Times
                                        Fund        Fund         Fund        Funds       Fund        Total
                                        ----        ----         ----        -----       ----        -----
BALANCE,
  beginning of year                        $90    $446,703    $1,617,794     $756     $456,763    $21,405,754

ADD (DEDUCT):
  Transfers, net                       741,027    (136,863)      (12,950)    (898)    (111,506)     ($200,431)

  Participants contributions           464,956      91,485       311,730      800            0     $3,601,500

  Employer contributions                     0           0             0        0            0       $125,000

  Employee rollovers, net                    0           0             0        0            0        $32,843

  Investment income                         42          14            73        6           15       $647,920

  Net realized/unrealized gain         117,083      11,330       312,953      136      104,755     $2,323,278

  Contractual and professional fees     (1,789)       (723)       (3,124)       0         (625)      ($45,995)

  Benefits paid                         (7,656)     (6,829)      (32,426)       0         (281)     ($704,077)

  In-service withdrawal                      0           0       (13,404)       0            0      ($290,844)

  Hardship withdrawal                  (12,799)     (6,095)      (24,329)       0       (1,821)     ($307,386)
                                    ----------    --------    ----------     ----     --------    -----------
BALANCE, end of year                $1,300,954    $399,022    $2,156,317     $800     $447,300    $26,587,562
                                    ==========    ========    ==========     ====     ========    ===========

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANT

THE NEW YORK TIMES COMPANY:

      I consent to the incorporation by reference in Registration Statement No. 33-50459 on Form S-8 of my report dated June 23, 1997, on my audit of the financial statements and supplemental schedules of the Mechanical Unions Savings Trust as of December 31, 1996 and 1995 and for years then ended, which report is included in this Annual Report on Form 11-K.


/s/ James J. Garrity CPA
------------------------
JAMES J. GARRITY, CPA

Norwood, Massachusetts
June 24, 1997